UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Sale of Shares of Regency Centers Corporation

On March 4, 2018, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) that on February 28, 2018, it had sold (through a privately-held, wholly-owned subsidiary) 1.8 million shares of Regency Centers Corporation (“Regency”), constituting approximately 1% of Regency’s issued and outstanding shares. The shares were sold at a price of $57.675 per share, or approximately $104 million in the aggregate. Following that sale (and after a previous sale of 90,156 shares of Regency at $56.58 per share effected by the Company on February 23, 2018), the Company holds (indirectly) 14,088,705 shares of Regency, constituting approximately 8.25% of Regency’s issued and outstanding shares.

The sale is not expected to have a material impact on the Company or its results of operations. A copy of the press release announcing the sale is appended as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Equity Grant to Vice President & Controller

On March 4, 2018, the Company reported to the TASE and ISA that it has granted certain equity compensation to the Company’s Vice President and Controller, Rami Vaisenberger. The grant, which is exempt from registration under U.S., Canadian and Israeli securities laws, has been made pursuant to the Company’s 2011 Share Incentive Plan, and the securities that have been granted pursuant thereto are subject to the terms of that plan.

Under the terms of the grant, the grantee will receive, in the aggregate:

●	options (not tradeable) representing the right to acquire 22,211 common shares, par value 1.0 New Israeli Shekel per share (“Common Shares”) of the Company (the “Options”), constituting approximately 0.01% of the issued and outstanding share capital and voting rights of the Company (approximately 0.01% on a fully diluted basis), at an exercise price of 35.039 New Israeli Shekels (“NIS”) per Common Share, subject to adjustment based on changes in the Israeli Consumer Price Index (the “CPI”) relative to the CPI on the date of the grant; and

●	17,005 Restricted Stock Units (the “RSUs”), each of which represents the right to acquire one Common Share of the Company.

The Options will vest in three equal annual tranches over a three-year period commencing on the grant date (March 1, 2018), with the first vesting date being the one-year anniversary of the grant date, and will expire upon the fourth anniversary of the grant date. In the event of the early termination of the employment of the grantee for any reason, including due to his resignation or due to termination by the Company, the vesting of all then-unvested Options will automatically cease, and the grantee (or his estate) will have 90 days post-termination to exercise any vested Options, after which time all such Options will expire.

The RSUs will settle in two different manners: 3,924 of the RSUs will settle in three equal annual tranches over a three-year period commencing on the grant date (March 1, 2018), with the first settlement date being the one-year anniversary of the grant date; and the remaining 13,081 RSUs will settle in one lump-sum, upon the three year anniversary of the grant date. Upon settlement of an RSU, the grantee will be entitled to receive one Common Share, subject to payment of the par value (NIS 1) of that share. The settlement of all RSUs will cease upon termination of employment of the grantee.

The number of Common Shares issuable upon exercise of the Options and settlement of the RSUs, and the exercise price of the Options, will be subject to appropriate adjustment in the event of a change to the outstanding share capital of the Company, such as a stock split, reverse stock split or recapitalization. The number and type of securities issuable upon exercise or settlement will similarly be subject to appropriate adjustment in the event of a merger, reorganization or similar event. The grantee will be entitled to a downwards adjustment to the exercise price of the Options in respect of any cash dividends paid by the Company during the period while the Options are outstanding. The cash amount of any such dividend will be paid to the grantee in respect of any Common Share underlying an RSU once that RSU settles and the underlying Common Share is issued. The grantee will also be entitled to receive, upon exercise or settlement (as appropriate) of the Options or RSUs, any additional shares distributed as a share dividend to which he would have been entitled had the Options been exercised or had the RSUs settled prior to the record date for such distribution.

The grantee will be entitled to exercise the Options in a cashless manner, pursuant to which, upon exercise, a grantee will receive that number of Common Shares reflecting the aggregate value of the difference between the trading price of the Common Shares on the exercise date and the exercise price of the Options, subject to payment by the grantee to the Company of the par value of each Common Share being issued to him upon exercise.

The grant of the Options and RSUs is subject to obtaining the approval of the TASE to list the Common Shares to be issued upon exercise or settlement (as applicable) of such securities.

Investor Presentation at Citi Conference

On March 5, 2018, the Company’s Chief Executive Officer and Vice Chairman of the Board, Chaim Katzman, presented at the Citi 2018 Global Property CEO Conference. A copy of the presentation is appended as Exhibit 99.2 to this Form 6-K.

Reduction in Holdings of Two Former Interested Parties

On February 26, 2018, the Company reported to the TASE and ISA that two of its shareholders, The Phoenix Holdings Ltd. (“Phoenix”), an Israeli company engaged in both insurance and investment and financial products, together with Excellence Investments Ltd. (“Excellence”), an Israeli company controlled by Phoenix, had ceased to be, together, an interested party (as defined under the Israeli Companies Law, 5759-1999) of the Company. The combined holdings (directly and/or indirectly) of these entities has fallen below 5% of the Company’s issued and outstanding Common Shares (and voting power), and, as of the reporting date, consisted of 4.89% of the issued and outstanding share capital of the Company, in addition to a significant principal amount of various series of the Company’s outstanding debentures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 5, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by Gazit-Globe Ltd. on March 4, 2018 announcing its sale of shares of Regency Centers Corporation

99.2	Investor presentation of Mr. Chaim Katzman, Chief Executive Officer and Vice Chairman of the Board of Gazit-Globe Ltd., at Citi 2018 Global Property CEO Conference on March 5, 2018

4